Exhibit (h)(11)

To:	State Street Institutional Investment Trust

From:	David James

Date:	November 19, 2010

RE:	Information Security Program Agreement
     As you may know, the Commonwealth of Massachusetts adopted standards1 (the “Standards”) governing the protection of “personal information” of Massachusetts residents by entities who access such information, whether those entities are located in Massachusetts or not. The Standards require any person who owns, licenses, stores or maintains “personal information” about Massachusetts residents to adopt a comprehensive written information security program and to take “reasonable steps to select and retain third-party service providers that are capable of maintaining appropriate security measures to protect such personal information consistent with [the Standards]...”
     State Street Bank and Trust Company (“State Street”) may provide, accounting, administration, transfer agency, recordkeeping and/or custody services to or for those products, including U.S. registered investment companies (the “Products”), that are parties to or the subject of one or more service agreements with State Street (collectively, the “Agreement(s)”). As a provider of services to or for the Products, State Street may come into possession of “personal information,” as that term is defined in the Standards, about the Products’ shareholders, partners, directors and/or officers that are residents of Massachusetts. Accordingly, State Street hereby undertakes as follows:
     Subject to the relevant terms of the Agreement(s), State Street hereby agrees that during the term of the Agreement(s) it will implement and maintain a comprehensive written information security program that contains appropriate security measures to safeguard the personal information of the Products’ shareholders, partners, directors and/or officers that State Street receives, stores, maintains, processes or otherwise accesses in connection with the provision of services hereunder. For these purposes, “personal information” shall mean (i) an individual’s name (first initial and last name or first name and last name), address or telephone number plus (a) social security number, (b) drivers license number, (c) state identification card number, (d) debit or credit card number, (e) financial account number or (f) personal identification number or password that would

[1]	201 CMR 17.00: Standards for the Protection of Personal Information of Residents of the Commonwealth of Massachusetts

permit access to a person’s account or (ii) any combination of the foregoing that would allow a person to log onto or access an individual’s account. Notwithstanding the foregoing “personal information” shall not include information that is lawfully obtained from publicly available information, or from federal, state or local government records lawfully made available to the general public.
     Please feel free to call David James at 617-662-1742 if you have any questions regarding the efforts we have undertaken to assist the Products in complying with the Standards.

State Street Bank and Trust Company
By:	/s/ David James
David James
Vice President and Managing Counsel